82-2372

02 DEC -2 AM 8:27

ERG GROUP

Your ref
Our ref CMP-0014-01

18 November 2002

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, NW
Washington, DC 20549
USA

02060129

Dear Sirs ERG Australia Ltd

SUPPL

Australian Stock Exchange Filing

I enclose the following documents lodged with the Australian Stock Exchange today:

- notice of further resolution;
- proxy voting direction form.

PROCESSED
DEC 09 2002
THOMSON FINANCIAL

Yours faithfully

for **Rebecca Greig**
Assistant Company Secretary

247 Balcatta Road Balcatta WA 6021 Australia | PO Box 670 Balcatta WA 6914 Australia
Telephone: + 61 8 9273 1100 Facsimile: + 61 8 9273 1208 | Email: info@erggroup.com Internet: www.erggroup.com
ERG Limited ABN 23 009 112 725 a member of the ERG Group

ERG GROUP

TO	Company Announcements Office				
AT	Australian Stock Exchange Limited				
FAX	1300 300 021				
REF	CMP-0014-01				
FROM	Rebecca Grieg	**DATE**	18 November 2002		
FAX	+61 8 9273 1208	**PHONE**	+61 8 9273 1255	**PAGES**	5
RE	**ERG Limited (ERG) – Annual General Meeting**				

Dear Sirs

In accordance with Listing Rule 3.17, please find attached a copy of the following documents which relate to an additional resolution for the appointment of auditors:

- notice of further resolution;
- proxy voting direction form.

These will be mailed to shareholders today.

Yours faithfully

Rebecca Greig
Assistant Company Secretary

FAXED 18 NOV 2002

FACSIMILE

j:\users\cosec\compliance\cmp-0014\cmp-0014-01\asxfax141102b.doc

247 Balcatta Road Balcatta WA 6021 Australia | PO Box 670 Balcatta WA 6914 Australia
Telephone: + 61 8 9273 1100 Facsimile: + 61 8 9273 1208 | Email: info@erggroup.com Internet: www.erggroup.com
ERG Limited ACN 009 112 725 a member of the ERG Group

NOTICE OF FURTHER RESOLUTION TO BE CONSIDERED AT THE ANNUAL GENERAL MEETING ON 28 NOVEMBER 2002

ERG LIMITED
ACN 009 112 725

14 November 2002

Since sending the Notice of Annual General Meeting to shareholders, the Company has completed a tender process for the selection of its auditors. The outcome of the tender process is that Deloitte Touche Tohmatsu have been selected as the preferred candidate to act as the Company's auditors. To allow the appointment of Deloitte Touche Tohmatsu, the Company's current auditors, PricewaterhouseCoopers, have agreed to resign with effect from the close of the upcoming Annual General Meeting, subject to shareholders approving the appointment of Deloitte Touche Tohmatsu as auditors.

As required by section 328(1) of the Corporations Act 2001 (the **Act**), a shareholder has nominated Deloitte Touche Tohmatsu, being the preferred tenderer, as replacement auditors for the Company. As required by the Act, a copy of this nomination appears on the reverse of this notice.

The appointment of new auditors requires the approval of shareholders. For the resolution to be considered at the Annual General Meeting, a minimum of seven days notice must be given to shareholders under section 328(3)(a) of the Act.

Accordingly, the following resolution will be considered at the Annual General Meeting:

Resolution 6: Appointment of auditors

To consider and, if thought fit, to pass the following resolution as an ordinary resolution:

> "That Deloitte Touche Tohmatsu, having consented in writing to act as auditors, be appointed as the Company's auditors."

Proxy Voting Direction information

A Proxy Voting Direction form accompanies this Notice. Instructions on how to complete the Proxy Voting Direction form are set out on that form. If you have appointed or intend to appoint a proxy in respect of the Annual General Meeting and you wish to direct your proxy how to vote on the new resolution 6 set out above, then complete the accompanying Proxy Voting Direction form and either send, or facsimile, the form to:

The Company Secretary
ERG Limited
C/- Computershare Investor Services Pty Ltd
GPO Box D 182
PERTH WA 6840

OR by facsimile: +61 8 9323 2033

so as to be received by no later than 2.00pm on Tuesday, 26 November 2002.

By order of the Board

CLARE BARRETT-LENNARD
COMPANY SECRETARY

This is a copy of the nomination of Deloitte Touche Tohmatsu as replacement auditors for the Company which is required to be given to shareholders under section 328(3) of the *Corporations Act 2001*.

MARTA CORMIO

43 HUMMINGBIRD GARDENS
BALLAJURA WA 6065

5 November 2002

The Company Secretary
ERG Limited
247 Balcatta Road
Balcatta WA 6021

Dear Madam

Nomination of Auditors

I, Marta Maria Cormio, a shareholder of ERG Limited, pursuant to section 328 of the *Corporations Act 2001*, hereby nominate Deloitte Touche Tohmatsu, for appointment as auditors of ERG Limited at the next Annual General Meeting or any adjournment of that meeting.

Yours faithfully

Marta Cormio

Marta Cormio

[COMPUTERSHARE REPLY ADDRESS]

ERG LIMITED

ACN 009 112 725

PROXY VOTING DIRECTION FORM

IMPORTANT: You should only return this form if you have appointed or intend to appoint a proxy and wish to direct your proxy how to vote with respect to the proposed resolution 6: Appointment of auditor.

[COMPUTERSHARE TO INSERT "MEMBERS DETAILS" SECTION AND BARCODE]

I/We being a member of ERG Limited and having appointed a proxy by returning the proxy form to the Company, hereby direct my/our previously appointed proxy to vote for me/us on my/our behalf on proposed resolution 6 in the manner specified below at the Annual General Meeting of the Company to be held at 2.00pm on Thursday, 28 November 2002, and at any adjournment of the meeting.

INSTRUCTIONS AS TO VOTING

If you wish to direct your proxy how to vote with respect to the proposed resolution 6, please indicate the manner in which your proxy is to vote by placing a "X" in the appropriate box below otherwise your proxy will vote as he/she thinks fit or abstain from voting.

Voting directions to your proxy – please mark ☒ to indicate your directions

		FOR	AGAINST	ABSTAIN*
6	Appointment of auditors	☐	☐	☐

* If you mark the Abstain box for the above item, you are directing your proxy not to vote on that item.

Signature(s) of Members(s)

This section *must* be signed in accordance with the instructions overleaf to enable your directions to be implemented.

Individual or Securityholder 1	Securityholder 2	Securityholder 3
Sole Director and Sole Company Secretary	Director	Director/Company Secretary
		/ /
Contact Name	Contact Daytime Telephone	Date

NOTES REGARDING PROXY DIRECTION FORM

A. EFFECT OF THIS PROXY VOTING DIRECTION FORM

- **This proxy voting direction form does not revoke any proxy form which you have already returned to the Company.** It allows you to specify the way in which your proxy is to vote on the proposed resolution 6.
- If you have already appointed a proxy by returning the proxy form to the Company and you would like to direct your proxy how to vote on the proposed resolution 6, you should return this proxy voting direction form in accordance with the instructions set out below.
- If you have already appointed a proxy by returning the proxy form to the Company and you do not return this proxy voting direction form to the Company, then your appointment of a proxy will be not be invalidated but your proxy may vote on proposed resolution 6 in the way in which he or she thinks fit or abstain from voting.

B. ADVISING YOUR PROXY OF YOUR DIRECTION TO VOTE ON RESOLUTION 6

- If your proxy is a person other than the Chairman, you should give a copy of this form to your proxy so that he or she knows how you wish them to vote on the proposed resolution 6. If you appointed the Chairman as your proxy, then returning this form to the Company will be sufficient to instruct the Chairman how to vote on your behalf on resolution 6.

C. APPOINTING A PROXY

- If you have not yet returned your proxy form to the Company, you must complete and return the proxy form sent with the Notice of Annual General Meeting to appoint a proxy in accordance with the instructions on that form. You should return this proxy voting direction form with that proxy form if you would like to direct your proxy how to vote on the proposed resolution 6. This proxy voting direction form cannot be used on its own to appoint a proxy.
- If you have lost the proxy form sent with the Notice of Annual General Meeting and you would like to appoint a proxy, then call the Company's share registry, Computershare Registry Services Pty Ltd, on (08) 9323 2000 and they will send you a new proxy form.

D. SIGNATURE(S) OF MEMBER(S)

You must sign this form as follows in the spaces provided:

Joint Holding:	where the holding is in more than one name all of the holders must sign.
Power of Attorney:	if signed under a Power of Attorney, you must have already lodged it with ERG Limited or its share registry, or alternatively, attach a certified photocopy of the Power of Attorney to this proxy voting direction form when you return it.
Companies:	a Director can sign jointly with another Director or a Company Secretary, a sole Director who is also a sole Company Secretary can also sign. A sole Director of a corporation without a Company Secretary can sign, pursuant to section 204A of the Corporations Act. Please indicate the office held by signing in the appropriate space.

E. LODGEMENT OF PROXY DIRECTION FORM

This proxy voting direction form (and any Power of Attorney or certified photocopy of the Power of Attorney under which it is signed) must be received by no later than 2.00pm (WST), Tuesday, 26 November 2002. Any proxy voting direction form received after that date will not be valid in directing the appointed proxy for the scheduled meeting.

Documents may be lodged using the reply paid envelope or:
by posting, delivery or facsimile to ERG Limited share registry at one of the addresses opposite, or by electronic address to ERG Limited on:
info@erggroup.com*

ERG Limited share registry
Computershare Investor Services Pty Limited
Level 2, Reserve Bank Building
45 St George's Terrace
Perth Western Australia 6000
Australia

Computershare Investor Services Pty Limited
GPO Box D182
Perth Western Australia 6840
Australia

Facsimile (08) 9323 2033

* If you wish to lodge a proxy voting direction form electronically, it will be necessary to scan an image of a signed form and email that image of the form with the signature affixed.

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334
Facsimile 61 2 9227 0339
Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 18/11/2002

TIME: 14:35:51

TO: ERG LIMITED

FAX NO: 08-9273-1208

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED
COMPANY ANNOUNCEMENTS OFFICE

PAGES: 1

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

AGM - Additional Resolution & Proxy Form